

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 19, 2006

Mr. D. Michael Steuert
Senior Vice President and CFO
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

      RE: **Form 10-K for the fiscal year ended December 31, 2005**
                File No. 1-16129

Dear Mr. Steuert:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

                Sincerely,

                Rufus Decker
                Accounting Branch Chief